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                                                  /  OMB Number: 3235-0360     /
                                                  /  Expires:   July 31, 1991  /
                                                  /  Estimated average burden  /
                                                  /  hours per response....0.05/
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                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

811-09255                                           08/13/2001
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2.  State Identification Number:

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       AL           AK          AZ           AR             CA           CO
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       CT           DE          DC           FL             GA           HI
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       ID           IL          IN           IA             KS           KY
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       LA           ME          MD           MA             MI           MN
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       MS           MO          MT           NE             NV           NH
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       NJ           NM          NY           NC             ND           OH
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       OK           OR          PA           RI             SC           SD
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       TN           TX          UT           VT             VA           WA
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       WV           WI          WY           PUERTO RICO
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       Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Variable Trust
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4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code):

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                                  Appendix A
                          Wells Fargo Variable Trust


Account Name
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Wells Fargo Variable Trust Corporate Bond Fund
Wells Fargo Variable Trust Equity Income Fund
Wells Fargo Variable Trust Equity Value Fund
Wells Fargo Variable Trust Growth Fund
Wells Fargo Variable Trust International Equity Fund
Wells Fargo Variable Trust Large Company Growth Fund
Wells Fargo Variable Trust Money Market Fund
Wells Fargo Variable Trust Small Cap Growth Fund

                             [LETTERHEAD OF KPMG]


                         Independent Auditors' Report
                         ----------------------------

To the Board of Trustees
Wells Fargo Variable Trust Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Variable Trust Funds (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period May 31, 2001, the date of our last examination, through June 30, 2001.

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds of Wells Fargo Variable Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of

1940 as of June 30, 2001, with respect to securities reflected in the investment accounts of the Funds of Wells Fargo Variable Trust Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds of Wells Fargo Variable Trust Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


                                                                    /s/ KPMG LLP

San Francisco, California
August 13, 2001

August 13, 2001

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94110 - 4073

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the Trusts listed in Appendix A, Wells Fargo Variable Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2001, and for the period May 31, 2001 through June 30, 2001.

Based on this evaluation, we assert that the Trusts' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, and for the period May 31, 2001 through June 30, 2001, with respect to securities reflected in the investment accounts.


Sincerely,


/s/ Denise Lewis
Denise Lewis
Vice President
Wells Fargo Funds Management Group